Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name Jurisdiction of Incorporation	Jurisdiction of Incorporation
Essemtec AG	Switzerland

Formatec Holding B.V.	Netherlands

Global Inkjet Systems Ltd.	United Kingdom

Jetted Additively Manufactured Electronics Sources GmbH	Germany

Nano Dimension Australia Pty Ltd.	Australia

Nano Dimension GmbH	Germany

Nano Dimension (HK) Limited	Hong Kong

Nano Dimension IP Ltd.	Israel

Nano Dimension Swiss AG	Switzerland

Nano Dimension Technologies Ltd.	Israel

Nano Dimension USA Inc.	Delaware